Exhibit 99.1

Baidu to Hold Extraordinary General Meeting on December 7, 2021

BEIJING, November 2, 2021 /PRNewswire/ — Baidu, Inc. (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 9 a.m. on December 7, 2021 (Beijing time) at the address of Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China, for the purposes of considering and, if thought fit, (i) adopting the Company’s Chinese name and (ii) adopting amended and restated memorandum and articles of association of the Company.

The board of Directors of the Company has fixed the close of business on November 5, 2021, Hong Kong time, as the record date (the “Shares Record Date”) of Class A ordinary shares with a par value of US$0.000000625 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.000000625 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”). Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on November 5, 2021, New York time who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs.

The notice of the EGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Company’s website at http://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on the NASDAQ under “BIDU” and HKEX under “9888.” One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com